UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brainstorm Cell Therapeutics Inc.
________________________________________________
(Name of Issuer)

Common Stock, par value $.00005 per share
________________________________________________
(Title of Class of Securities)

10501E 10 2
________________________________________________
(CUSIP Number)

Chaim Lebovits
ACCBT Corp.
Morgan & Morgan Building
Pasea Estate, Road Town, Tortola
BVI
Tel. (212) 557-9000
________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 2, 2007
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10501E 10 2	Schedule 13D

1.    Name of Reporting Person     ACCBT Corp.
       I.R.S. Identification Nos. of above persons (entities only).

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Source Of Funds (See Instructions)

     WC

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

     British Virgin Islands

Number of	7.	Sole Voting Power
Shares		57,750,000
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With:		57,750,000

	10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     57,750,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

      69.5%

14.  Type of Reporting Person (See Instructions)

     CO

CUSIP No. 10501E 10 2	Schedule 13D

1.    Name of Reporting Person     ACC  International Holdings Ltd.
       I.R.S. Identification Nos. of above persons (entities only).

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Source Of Funds (See Instructions)

     WC

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

     British Virgin Islands

Number of	7.	Sole Voting Power
Shares		57,750,000
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With:		57,750,000

	10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     57,750,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

      69.5%

14.  Type of Reporting Person (See Instructions)
     CO

CUSIP No. 10501E 10 2	Schedule 13D

1.    Name of Reporting Person     Chaim Lebovits
       I.R.S. Identification Nos. of above persons (entities only).

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Source Of Funds (See Instructions)

     WC

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

     British Virgin Islands

Number of	7.	Sole Voting Power
Shares		57,750,000
Beneficially
Owned by	8.	Shared Voting Power
Each
Reporting
Person	9.	Sole Dispositive Power
With:		57,750,000

	10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     57,750,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

      69.5%

14.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 10501E 10 2	Schedule 13D

Item 1. Security and Issuer

This statement relates to the common stock, $.00005 par value (the “Common Stock”) of Brainstorm Cell Therapeutics Inc. (the “Company”), including shares of Common Stock that may be acquired upon the exercise of warrants (the “Warrants”) issued by the Company. The Company’s principal executive offices are located at 110 East 59th Street, New York, NY 10022.

Item 2. Identity and Background

The reporting persons are: ACC International Holdings Ltd. (“Holdings”), ACCBT Corp. (“ACCBT”) and Chaim Lebovits (“Mr. Lebovits”). Holdings, ACCBT and Mr. Lebovits are sometimes hereinafter referred to as the “Reporting Persons.” A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit 1.

Holdings holds 100% of the outstanding equity of ACCBT. Mr. Lebovits is the sole director of Holdings and ACCBT.

Holdings is a corporation organized under the laws of the British Virgin Islands. Holdings is a holding company for several businesses.

ACCBT is a corporation organized under the laws of the British Virgin Islands. The principal business of ACCBT is to hold securities in biotechnology companies.

Mr. Lebovits is an individual who is a private investor and the current President of the Company. Mr. Lebovits is a citizen of Israel and the United States.

Holdings’, ACCBT’s and Mr. Lebovits’ principal business address is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, BVI.

(d) and (e): During the past five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock and the Warrants may be acquired by ACCBT pursuant to the terms of a Subscription Agreement, dated as of July 2, 2007, by and between ACCBT and the Company (the “Subscription Agreement”). The Subscription Agreement provides that, upon the satisfaction of customary closing conditions (which may be waived by ACCBT), on such closing dates as are set forth in the Subscription Agreement, the Company shall sell to ACCBT, and ACCBT shall buy from the Company, up to (i) 27,500,000 shares of the Company’s Common Stock (the “Shares”), and (ii) Warrants to purchase up to 30,250,000 shares of Common Stock. The aggregate purchase price for the Shares and the Warrants shall be $5,000,000.

ACCBT has not yet acquired the Shares and Warrants. However, because ACCBT may acquire the Shares and Warrants at any time, and because the Warrants may be exercised at any time upon acquisition, ACCBT is the beneficial owner of the Shares and Warrants.

ACCBT will use cash on hand to purchase the Shares and Warrants at the first closing.

Item 4. Purpose of Transaction

The purpose of the purchase of the Shares and Warrants is to make a long term investment to fund the Company for general corporate and working capital purposes.

(a) ACCBT may acquire the Shares and Warrants on such closing dates as are set forth in the Subscription Agreement.

(d) In connection with the transactions contemplated by the Subscription Agreement, Mr. Lebovits was appointed President of the Company. In addition, the Subscription Agreement provides that immediately following the first closing and thereafter, ACCBT will have the right to appoint 40% of the members of the Board of Directors of the Company. Upon payment by ACCBT to the Company of the first $2,000,000 of the total consideration for the Shares and Warrants, ACCBT will have the right to appoint 50.1% of the Board of Directors of the Company. ACCBT’s right to designate members of the Board of Directors of the Company will automatically terminate at such time as ACCBT holds less than 5% of the issued and outstanding shares of capital stock of the Company.

(e) If ACCBT acquires the Shares and Warrants pursuant to the Subscription Agreement, there will be a material change in the present capitalization of the Company.

Except as set forth above in response to this Item 4, the Reporting Persons do not presently have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, the Reporting Persons are the beneficial owners of an aggregate of 57,750,000 shares of Common Stock. Of the 57,750,000 shares of Common Stock beneficially owned by the Reporting Persons, 30,250,000 shares are subject to Warrants that may be acquired and exercised at any time by ACCBT.

The 57,750,000 shares of Common Stock beneficially owned by the Reporting Persons represent 69.5% of the total number of shares of Common Stock of the Company outstanding as of July 9, 2007, assuming all of the Shares and Warrants had been acquired by ACCBT, and all of the Warrants had been exercised in full, as of July 9, 2007.

(b) ACCBT will have sole voting power and sole dispositive power over the Shares and the shares of Common Stock that may be acquired by ACCBT upon exercise of the Warrants.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ACCBT is a party to (i) the Subscription Agreement providing for, among other things, the issuance and sale of the Shares and Warrants, and (ii) a Registration Rights Agreement with the Company pursuant to which the Company is obligated to register for resale under the Securities Act of 1933, as amended, the Shares and the shares of Common Stock that may be acquired upon exercise of the Warrants.

In connection with the Subscription Agreement, the Company agreed to issue, upon the first closing date, as a finder’s fee, 1,250,000 shares of Common Stock of the Company to Tayside Trading Ltd. or its registered assigns.

ACCBT is a party to a Security Holders Agreement, dated as of July 2, 2007, by and among ACCBT and each of Yoram Drucker, Irit Arbel, Zegal and Ross LLP, Basad Holdings and Shia Rabinovich (the “Security Holders Agreement”). The parties to the Security Holders Agreement are obligated to vote their shares in favor of ACCBT’s nominees to the Company’s Board of Directors at such times as are described in the Security Holders Agreement. In addition, so long as ACCBT holds at least 5% of the outstanding shares of capital stock of the Company, the parties to the Security Holders Agreement agreed to not vote any of their shares of the Company in favor of (i) any change in the certificate of incorporation of the Company or its bylaws, or alteration of the capital structure of the Company through any reclassification or consolidation, (ii) the declaration or payment of any dividend or the making of any distributions to any holders of any shares in the capital of the Company, (iii) the taking of any steps to voluntarily liquidate, dissolve, wind-up or otherwise terminate the corporate existence of the Company, (iv) the share sale or exchange, merger, consolidation, amalgamation, arrangement, asset acquisition or any other similar transaction the effect of which is to place control of the business of the Company in the hands of an arm’s length third party, and (v) any commitment or agreement to do any of the foregoing.

Except to the extent set forth above, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) concerning any securities of the Company, including but not limited to transfer or voting of any securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies. In addition, none of the Shares or Warrants have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be filed as Exhibits.

Exhibit	Description

1.	Form of Joint Filing Agreement, dated as of July 12, 2007, by and among ACC International Holdings Ltd., ACCBT Corp. and Chaim Lebovits.

2.	Subscription Agreement, dated as of July 2, 2007, by and between the Company and ACCBT Corp.

3.	Form of Common Stock Purchase Warrant to be issued by the Company to ACCBT Corp.

4.	Form of Registration Rights Agreement by and between the Company and ACCBT Corp.

5.	Form of Security Holders Agreement by and between ACCBT Corp. and certain security holders of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

ACC INTERNATIONAL HOLDINGS LTD.

Date: July 12, 2007	By:	/s/ Chaim Lebovits

Name/Title: Chaim Lebovits/Director

ACCBT CORP.

Date: July 12, 2007	By:	/s/ Chaim Lebovits

Name/Title: Chaim Lebovits/Director

Date: July 12, 2007	/s/ Chaim Lebovits
Chaim Lebovits